DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

September 29, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Susan Block

Re:           DM Products, Inc.
Amendment No. 3 to Form S-1
Filed September 10, 2010
File No.: 333-165961

Dear Ms. Lacko:

I write on behalf of DM Products, Inc., (the “Company”) in response to Staff’s letter of September 29, 2010, by Susan Block, Attorney-Advisor, Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 on Form S-1, filed September 10, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

description of business, page 51

1.
we note your response to our prior comment 10 and your revised disclosure.  we note in your revised disclosure that the contract between direct success, llc #3 and banjo buddies was reduced by two years as a result of the arbitration settlement.  please clarify the current termination date of the contract.  please also disclose the contract termination date in the summary, under “our business, page 5.”

In response to this comment, the Company included the termination date as requested.

2.	please file the joint venture agreement between direct success, inc. and buena vista infomercial corporation as an exhibit.

In response to this comment, the Company included as an exhibit the operating agreement of Direct Success LLC #3, which is the joint venture between Direct Success, Inc. and Buena Vista Infomercials, Inc.

directors and executive officers, page 63

3.
it is not clear to us why you have added background information on mr. aliano and mr. sutman as they are expected to be officers of the subsidiary, aliano, inc., in the event that the company is funded and do not appear to be officers or directors of dm products, inc.  please delete.  refer to item 401 of regulation s-k.

In response to this comment, the Company deleted the background information of Mr. Aliano and Mr. Sutman as requested.

other

4.	the financial statements should be updated, as necessary, to comply with rule 8-08 of regulation s-x at the effective date of the registration statement.

In response to this comment, the Company included the June 30, 2010 financials, which are current for purposes of Rule 8-08 of Regulation S-X.  The financials for the period ended September 30, 2010, which has not yet ended, will be filed in the Company’s first quarterly report on Form 10-Q.

5.	please provide a currently dated consent from the independent public accountants in any in future amendments.

In response to this comment, the Company included an updated consent as requested.

Sincerely,

/s/ Kurtis Cockrum
Kurtis Cockrum